Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Optical Cable Corporation:

We consent to the incorporation by reference in Registration Statement No. 33-09433 on Form S-8 of Optical Cable Corporation of our report dated December 13, 2002, except as to note 13 to the financial statements, which is as of January 7, 2003, and note 17 to the financial statements, which is as of January 10, 2003, with respect to the balance sheets of Optical Cable Corporation as of October 31, 2002 and 2001, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2002, which report is incorporated by reference in the October 31, 2002 Annual Report on Form 10-K of Optical Cable Corporation.

/s/ KPMG LLP

Roanoke, Virginia
January 29, 2003